File No. 82-5215

松井証券
Matsui Securities Co.,Ltd.

December 27, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08000031

SUPPL

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

- Consolidated and Non-Consolidated Financial Summary under Japanese GAAP for the Six Months Ended September 30, 2007

If you have any further questions or requests for additional information please do not hesitate to contact Kumiko HAYASHI at 011-813-5216-0653 (telephone), 011-813-5216-8639 (facsimile) or k-hayashi@matsui.co.jp (E-mail).

Very truly yours,

Matsui Securities Co., Ltd.

By____________________
Name: Shinichi UZAWA
Title: Chief Financial Officer

PROCESSED
JAN 07 2008
THOMSON FINANCIAL

File No. 82-5215

Consolidated and Non-Consolidated Financial Summary under Japanese GAAP For the Six Months Ended September 30, 2007

Date: October 25, 2007
Company name (code number): Matsui Securities Co., Ltd. (8628)
Stock exchange listing: Tokyo
(URL http://www.matsui.co.jp/ir/en/index.html)
Representative: Michio Matsui: President and Chief Executive Officer
Contact: Shinichi Uzawa: Chief Financial Officer
Planned date of filing of semi-annual securities report: December 25, 2007

Note: All figures in the financial statements are rounded off to the nearest millionth.

1. Consolidated financial summary for the six months ended September 30, 2007

(1) Operating results

	Operating revenues	Net operating revenues	Operating income	Ordinary income
	(Millions of Yen) (Yr/Yr % change)	(Millions of Yen) (Yr/Yr % change)	(Millions of Yen) (Yr/Yr % change)	(Millions of Yen) (Yr/Yr % change)
Six months ended Sep. 30, 2007	22,095 (2.2)	20,209 (0.3)	11,547 (4.4)	11,623 (3.7)
Six months ended Sep. 30, 2006	21,625 (−3.7)	20,154 (−4.3)	11,061 (−21.1)	11,207 (−20.1)
Year ended March 31, 2007	43,691 −	40,708 −	22,547 −	22,720 −

	Net income	Earnings/share	Fully diluted earnings/share
	(Millions of Yen) (Yr/Yr % change)	(Yen)	(Yen)
Six months ended Sep. 30, 2007	7,279 (10.6)	27.04	24.16
Six months ended Sep. 30, 2006	6,582 (−16.0)	24.51	21.90
Year ended March 31, 2007	13,444 −	50.02	44.73

Investment gain and loss on equity method: Six months ended Sep. 30, 2007 − million yen
Six months ended Sep. 30, 2006 − million yen
Year ended March 31, 2007 − million yen

(2) Financial position

	Total assets	Net assets	Equity ratio	Net assets /share
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)
As of Sep. 30, 2007	675,939	75,539	11.2	280.60
As of Sep. 30, 2006	830,979	68,042	8.2	253.14
As of Mar. 31, 2007	839,475	75,281	9.0	279.70

Net assets − (new-share purchase rights + minority interests): As of Sep. 30, 2007 75,539 million yen
As of Sep. 30, 2006 68,042 million yen
As of Mar. 31, 2007 75,281 million yen

(3) Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of period
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Six months ended Sep. 30, 2007	48,836	814	−64,976	60,512
Six months ended Sep. 30, 2006	−3,812	−560	−11,100	86,931
Year ended March 31, 2007	−30,991	−1,074	5,499	75,837

2. Dividends

	Dividends per share		
	Interim	End of terms	Annual
	(Yen)	(Yen)	(Yen)
Year ended March 31, 2007	—	23.00	23.00
Year ended March 31, 2008	—		undetermined
Year ended March 31, 2008 (expected)		undetermined	

3. Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its monthly business information instead of such forecasts.

4. Other information

(1) Changes in scope of consolidation: None

(2) Changes in accounting principles, procedures and reclassifications for the consolidated interim financial statements (such changes to be noted in "Significant change in accounting policies for the consolidated interim financial statements")

① Changes due to amendment to accounting standards: Yes

② Changes due to other changes than above: None

(3) Number of shares outstanding (common shares)

① Number of shares outstanding including treasury stock

As of Sep. 30, 2007	269,231,402 shares
As of Sep. 30, 2006	268,823,789 shares
As of Mar. 31, 2007	269,182,502 shares

② Number of treasury stock

As of Sep. 30, 2007	31,920 shares
As of Sep. 30, 2006	31,631 shares
As of Mar. 31, 2007	31,836 shares

(Reference)

1. Non-consolidated financial summary for the six months ended September 30, 2007

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Six months ended Sep. 30, 2007	22,095	(2.2)	20,209	(0.3)	11,546	(4.4)	11,618	(3.7)
Six months ended Sep. 30, 2006	21,625	(−3.7)	20,154	(−4.3)	11,060	(−21.1)	11,202	(−20.1)
Year ended March 31, 2007	43,691	−	40,708	−	22,544	−	22,709	−

	Net income		Earnings/share
	(Millions of Yen)	(Yr/Yr % change)	(Yen)
Six months ended Sep. 30, 2007	7,274	(10.6)	27.02
Six months ended Sep. 30, 2006	6,579	(−16.0)	24.50
Year ended March 31, 2007	13,449	−	50.04

(2) Financial position

	Total assets	Net assets	Equity ratio	Net assets /share
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)
As of Sep. 30, 2007	675,871	75,475	11.2	280.37
As of Sep. 30, 2006	830,908	67,975	8.2	252.89
As of Mar. 31, 2007	839,414	75,222	9.0	279.48

Net assets − (new-share purchase rights + minority interests): As of Sep. 30, 2007 75,475 million yen
As of Sep. 30, 2006 67,975 million yen
As of Mar. 31, 2007 75,222 million yen

Notice to readers:

The accompanying consolidated and non-consolidated interim financial statements of the Company are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

1. Business results

Translation omitted.

4. Consolidated interim financial statements

[1] Consolidated interim balance sheets

		September 30, 2006			September 30, 2007			March 31, 2007		
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Assets)										
I Current Assets										
Cash and bank deposits			26,931			22,412			16,137	
Cash segregated as deposits			262,006			234,012			268,026	
Cash in trust			75,000			51,100			75,700	
Trading assets:			–			914			1	
Trading securities and others		–			36			1		
Derivatives		–			878			–		
Net receivables arising from pre-settlement date trades			13			0			174	
Margin account assets:			433,832			315,981			433,446	
Loans receivable from customers		430,208			314,360			430,420		
Cash deposited as collateral for securities borrowed from securities finance companies		3,624			1,620			3,026		
Receivables on collateralized securities transactions:			1,773			447			1,508	
Cash deposited as collateral for securities borrowed		1,773			447			1,508		
Receivables from customers and others			61			108			34	
Short-term guarantee deposits			16,920			34,760			28,436	
Others			7,435			9,204			8,870	
Allowance for doubtful accounts			(281)			(379)			(281)	
Total current assets			823,689	99.1		668,558	98.9		832,051	99.1
II Fixed assets										
1 Tangible fixed assets	1		1,083	0.1		1,004	0.2		1,043	0.1
2 Intangible assets			2,944	0.4		3,395	0.5		2,949	0.4
Software		2,917			3,376			2,926		
Others		27			19			23		
3 Investments and others			3,263	0.4		2,981	0.4		3,433	0.4
Investment securities		1,691			361			1,882		
Others		2,182			3,837			2,179		
Allowance for doubtful accounts		(610)			(1,217)			(628)		
Total fixed assets			7,290	0.9		7,380	1.1		7,424	0.9
Total assets			830,979	100.0		675,939	100.0		839,475	100.0

Item	Note	September 30, 2006 Millions of Yen		%	September 30, 2007 Millions of Yen		%	March 31, 2007 Millions of Yen		%
(Liabilities)										
I Current liabilities										
Trading liabilities:			–			655			–	
Trading securities and others		–			10			–		
Derivatives		–			645			–		
Margin account liabilities:			102,107			38,466			79,476	
Loans from securities finance companies		69,549			13,585			47,081		
Proceeds of securities sold on customers' account		32,558			24,880			32,396		
Payables on collateralized securities transactions:			86,234			42,505			86,038	
Cash deposits as collateral for securities loaned		86,234			42,505			86,038		
Deposits received			137,337			131,549			146,842	
Guarantee money received			174,435			164,161			171,506	
Suspense account for undelivered securities			16			32			–	
Short-term borrowings			119,915			95,810			157,093	
Commercial paper			8,000			–			1,000	
Bonds due within one year			10,000			–			–	
Accrued income taxes			3,977			5,745			4,917	
Accrued bonuses			69			63			82	
Others			2,433			2,831			2,284	
Total current liabilities			644,523	77.5		481,816	71.3		649,238	77.3
II Long-term liabilities										
Bonds			40,000			40,000			40,000	
Convertible bonds			39,800			39,800			39,800	
Long-term borrowings			35,310			35,000			31,550	
Reserve for retirement bonuses for directors and auditors			206			206			206	
Others			0			0			0	
Total long-term liabilities			115,316	13.9		115,006	17.0		111,556	13.3
III Statutory reserves										
Reserve for securities transactions	2		3,098			3,577			3,399	
Total statutory reserves			3,098	0.4		3,577	0.5		3,399	0.4
Total liabilities			762,937	91.8		600,400	88.8		764,194	91.0

		September 30, 2006			September 30, 2007			March 31, 2007		
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Net assets)										
I Shareholders' equity										
Common stock			11,825			11,936			11,922	
Capital surplus			9,673			9,784			9,770	
Earned surplus			45,885			53,835			52,747	
Treasury stock			(22)			(22)			(22)	
Total shareholders' equity			67,361	8.1		75,532	11.2		74,417	8.9
II Valuation and translation adjustments										
Net unrealized gain (loss) on investment securities, net of taxes			681			6			865	
Total valuation and translation adjustments			681	0.1		6	0.0		865	0.1
Total net assets			68,042	8.2		75,539	11.2		75,281	9.0
Total liabilities and net assets			830,979	100.0		675,939	100.0		839,475	100.0

[2] Consolidated interim statements of income

Item	Note	Six months ended September 30, 2006 Millions of Yen		%	Six months ended September 30, 2007 Millions of Yen		%	Year ended March 31, 2007 Millions of Yen		%
I Operating revenues										
Commissions			13,513			13,125			26,936	
Brokerage commissions		12,234			11,838			24,386		
Underwriting and selling commissions		37			7			58		
Subscription and distribution commissions		2			1			24		
Others		1,240			1,279			2,468		
Net gain (loss) on trading			(77)			2			(73)	
Interest and dividend income			8,188			8,968			16,828	
Total operating revenues			21,625	100.0		22,095	100.0		43,691	100.0
II Interest expenses			1,471			1,886			2,984	
Net operating revenues			20,154	93.2		20,209	91.5		40,708	93.2
III Selling, general and administrative expenses										
Transaction related expenses		2,674			2,291			5,182		
Employees' compensation and benefits		951			1,125			1,998		
Occupancy and rental		182			219			409		
Data processing and office supplies		4,403			3,542			8,848		
Depreciation		593			557			1,252		
Duties and taxes other than income taxes		152			141			284		
Provision of allowance for doubtful accounts		—			687			—		
Others		138			99			186		
Total selling, general and administrative expenses			9,092	42.0		8,662	39.2		18,160	41.6
Operating income			11,061	51.2		11,547	52.3		22,547	51.6
IV Non-operating income										
Compensation income for damages		94			6			96		
Dividend income		56			58			63		
Others		8			20			38		
Total non-operating income			157	0.7		84	0.4		196	0.5
V Non-operating expenses										
Others		12			9			24		
Total non-operating expenses			12	0.1		9	0.1		24	0.1
Ordinary income			11,207	51.8		11,623	52.6		22,720	52.0

Item	Note	Six months ended September 30, 2006 Millions of Yen		%	Six months ended September 30, 2007 Millions of Yen		%	Year ended March 31, 2007 Millions of Yen		%
VI Special profits										
Gain on sales of investment securities		–			1,110			332		
Reversal of allowance for doubtful accounts		218			–			200		
Total special profits			218	1.0		1,110	5.0		532	1.2
VII Special losses										
Loss on sales and disposals of property and equipment		0			0			22		
Provision for statutory reserves		302			178			604		
Devaluation loss on telephone subscription rights		0			–			0		
Others		–			0			51		
Total special losses			303	1.4		178	0.8		677	1.5
Income before income taxes			11,123	51.4		12,555	56.8		22,575	51.7
Income taxes - current		3,916			5,668			8,720		
Income taxes - deferred		625	4,541	21.0	(392)	5,276	23.9	411	9,130	20.9
Net income			6,582	30.4		7,279	32.9		13,444	30.8

[3] Consolidated interim statements of changes in net assets

(Six months ended September 30, 2006) (Millions of Yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of Mar. 31, 2006	11,750	9,598	45,497	(22)	66,823
Changes in the current term					
Issuance of new shares	75	75			150
Dividends from earned surplus			(6,194)		(6,194)
Net income			6,582		6,582
Purchase of treasury stock				(0)	(0)
Net change of items other than shareholders' equity					
Total changes of items in the current term	75	75	388	(0)	537
Balance as of Sep. 30, 2006	11,825	9,673	45,885	(22)	67,361

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of Mar. 31, 2006	822	822	67,645
Changes in the current term			
Issuance of new shares			150
Dividends from earned surplus			(6,194)
Net income			6,582
Purchase of treasury stock			(0)
Net change of items other than shareholders' equity	(141)	(141)	(141)
Total changes of items in the current term	(141)	(141)	397
Balance as of Sep. 30, 2006	681	681	68,042

(Six months ended September 30, 2007) (Millions of Yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of Mar. 31, 2007	11,922	9,770	52,747	(22)	74,417
Changes in the current term					
Issuance of new shares	14	14			27
Dividends from earned surplus			(6,190)		(6,190)
Net income			7,279		7,279
Purchase of treasury stock				(0)	(0)
Net change of items other than shareholders' equity					
Total changes of items in the current term	14	14	1,089	(0)	1,116
Balance as of Sep. 30, 2007	11,936	9,784	53,835	(22)	75,532

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of Mar. 31, 2007	865	865	75,281
Changes in the current term			
Issuance of new shares			27
Dividends from earned surplus			(6,190)
Net income			7,279
Purchase of treasury stock			(0)
Net change of items other than shareholders' equity	(858)	(858)	(858)
Total changes of items in the current term	(858)	(858)	257
Balance as of Sep. 30, 2007	6	6	75,539

(Year ended March 31, 2007)

(Millions of Yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of Mar. 31, 2006	11,750	9,598	45,497	(22)	66,823
Changes in the current year					
Issuance of new shares	172	172			344
Dividends from earned surplus			(6,194)		(6,194)
Net income			13,444		13,444
Purchase of treasury stock				(0)	(0)
Net change of items other than shareholders' equity					
Total changes of items in the current year	172	172	7,250	(0)	7,593
Balance as of Mar. 31, 2007	11,922	9,770	52,747	(22)	74,417

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of Mar. 31, 2006	822	822	67,645
Changes in the current year			
Issuance of new shares			344
Dividends from earned surplus			(6,194)
Net income			13,444
Purchase of treasury stock			(0)
Net change of items other than shareholders' equity	43	43	43
Total changes of items in the current year	43	43	7,636
Balance as of Mar. 31, 2007	865	865	75,281

[4] Consolidated interim statements of cash flows

Item	Note	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
		Millions of Yen	Millions of Yen	Millions of Yen
I Cash flows from operating activities				
Income before income taxes		11,123	12,555	22,575
Depreciation and amortization		593	557	1,252
Net change in allowance for doubtful accounts		(260)	687	(242)
Net change in accrued bonuses		(314)	(18)	(301)
Net change in reserve for securities transactions		302	178	604
Interest and dividend income		(891)	(1,405)	(2,068)
Interest expenses		843	1,287	1,842
Interest income on margin transactions		(7,247)	(7,521)	(14,666)
Interest expenses on margin transactions		529	508	983
Loss on sales and disposals of property and equipment		0	0	22
Devaluation loss on telephone subscription rights		0	—	0
Gain on sales of investment securities		—	(1,110)	(332)
Net change in deposits segregated for customers		59,999	34,014	53,991
Net change in cash in trust		(14,000)	3,000	(15,000)
Net change in trading assets		—	(258)	(1)
Net change in net receivables and payables arising from pre-settlement date trades		692	173	531
Net change in margin assets and liabilities		60,519	76,454	38,274
Net change in receivable on collateralized securities transactions		(27)	1,061	239
Net change in deposits received		(18,136)	(15,293)	(8,631)
Net change in cash collateral for securities loaned		(66,886)	(43,534)	(67,082)
Net change in guarantee deposits received		(21,800)	(7,345)	(24,729)
Net change in short-term guarantee deposits		(3,854)	(6,324)	(15,370)
Others		859	(1,063)	166
Sub total		2,044	46,603	(27,942)
Interest and dividend received		890	1,450	2,043
Interest paid		(788)	(1,284)	(1,768)
Interest on margin transactions received		6,552	7,407	13,511
Interest on margin transactions paid		(512)	(494)	(964)
Income taxes paid		(11,998)	(4,847)	(15,872)
Net cash flows from operating activities		(3,812)	48,836	(30,991)

Item	Note	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
		Millions of Yen	Millions of Yen	Millions of Yen
Ⅱ Cash flows from investing activities				
Payments for purchases of property and equipment		(15)	(8)	(50)
Proceeds from sales of property and equipment		–	–	22
Payments for purchases of intangible assets		(481)	(359)	(1,398)
Payments for purchases of investment securities		–	–	(10)
Proceeds from sales of investment securities		–	1,177	401
Others		(64)	4	(40)
Net cash flows from investing activities		(560)	814	(1,074)
Ⅲ Cash flows from financing activities				
Net change in short-term borrowings		(2,000)	(56,500)	33,500
Net change in commercial paper		8,000	(1,000)	1,000
Proceeds from long-term borrowings		1,000	4,000	1,000
Repayments of long-term borrowings		(2,068)	(5,333)	(4,150)
Repayment of corporate bonds		(10,003)	–	(20,007)
Proceeds from issuance of shares on the exercise of new-share purchase rights		147	27	339
Payments for purchase of treasury stock		(0)	(0)	(0)
Dividends paid		(6,176)	(6,170)	(6,183)
Net cash flows from financing activities		(11,100)	(64,976)	5,499
Ⅳ Translation difference of cash and cash equivalents		0	0	1
Ⅴ Net change in cash and cash equivalents		(15,472)	(15,325)	(26,565)
Ⅵ Cash and cash equivalents at beginning of period		102,403	75,837	102,403
Ⅶ Cash and cash equivalents at end of period	1	86,931	60,512	75,837

[5] Significant accounting policies for the consolidated interim financial statements

1. Scope of consolidation

   Number of consolidated subsidiaries: 1 (Matsui Real Estate Co., Ltd.)

2. Application of equity method

   The Company has neither unconsolidated subsidiaries nor affiliates for which an equity method is to be applied.

3. Accounting period

   The interim fiscal year of the consolidated subsidiary ends September 30, the same interim fiscal year-end as the parent company.

4. Accounting policies

(1) Valuation of securities and derivatives

(i) Securities and derivatives classified as trading assets:

Securities and derivatives classified as trading assets are carried at fair value.

(ii) Securities not classified as trading assets:

Other securities, such as available-for-sale securities, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of net assets, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.

Investments in investment funds are stated at the proportional net value of the Company's interest to the total fund interest.

(2) Depreciation of significant depreciable assets

(i) Tangible fixed assets

The Company applies the straight-line method while the consolidated subsidiary applies the declining-balance method. The useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.

(Changes in accounting policies)

In accordance with revision of the Corporate Tax Law (the Law amending Income Tax Law (Law No.6, March 30, 2007) and the Government Ordinance amending Implementation Ordinance of Corporate Tax Law (Government Ordinance No.83, March 30, 2007)), the Company has changed its depreciation method of tangible fixed assets acquired on or after April 1, 2007 to the method based on the revised Corporate Tax Law.

The effect of this change on the consolidated interim financial statements is immaterial.

(Additional information)

The Company has applied new depreciation method for the assets acquired on or before March 31, 2007. Under the new depreciation method, the assets acquired on or before March 31, 2007 are depreciated using the straight-line method for the following five years after the fiscal year when they have been depreciated to their depreciation limits that were defined under the old method.

The effect of this change on the consolidated interim financial statements is immaterial.

(ii) Intangible assets

The straight-line method is primarily applied. Software for in-house use is depreciated under the straight-line method based on an internal estimated useful life (within 5 years).

(3) Accounting policies for significant provisions

(i) Allowance for doubtful accounts

An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience.

(ii) Accrued bonuses

Estimated amount of employees' bonuses is accrued.

(4) Accounting for significant lease transactions

Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").

(5) Significant hedge accounting

The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates. The Company accounts for interest rate swap trading pursuant to the allowed alternative method.

(6) Other material items

National and local consumption taxes are separately recorded.

5. Scope of "Cash and cash equivalents" in consolidated interim statements of cash flows

"Cash and cash equivalents" in the consolidated interim statements of cash flows is defined as liquid funds including cash in hand, current account deposits and short-term investments which are exposed to negligible risk.

[6] Notes to consolidated interim financial statements

(Notes to consolidated interim balance sheets)

1. Accumulated depreciation deduced from tangible fixed assets is as follow. (Millions of Yen)

As of September 30, 2006	518
As of September 30, 2007	580
As of March 31, 2007	538

2. The Company accounts for a Reserve for Securities Transactions for possible customer losses by default of the securities company on securities transactions according to Article 51 of the former Securities Exchange Law.

(Notes to consolidated interim statements of changes in net assets)

Six months ended September 30, 2006

1. Types and number of outstanding shares and treasury stock

(Number of shares)

	Number of shares as of March 31, 2006	Number of shares increased for the six months ended September 30, 2006	Number of shares decreased for the six months ended September 30, 2006	Number of shares as of September 30, 2006
Outstanding shares				
Common stock	268,281,485	542,304	–	268,823,789
Total	268,281,485	542,304	–	268,823,789
Treasury stock				
Common stock	31,426	205	–	31,631
Total	31,426	205	–	31,631

Note 1. Increase of common stock outstanding is a result of the execution of new-share purchase rights as stock options.

2. Increase of treasury stock is a result of the purchase of odd-lot shares.

2. New-share purchase rights

No relevant items.

3. Dividends

(1) Dividend payment

Date of resolution	Ordinary General Meeting of Shareholders held on June 25, 2006
Type of shares	Common stock
Amount of dividend payment	6,194 million yen
Dividends per share	23.09 yen
Date of record for dividends	March 31, 2006
Effective date	June 26, 2006

Six months ended September 30, 2007

1. Types and number of outstanding shares and treasury stock

(Number of shares)

	Number of shares as of March 31, 2007	Number of shares increased for the six months ended September 30, 2007	Number of shares decreased for the six months ended September 30, 2007	Number of shares as of September 30, 2007
Outstanding shares				
Common stock	269,182,502	48,900	–	269,231,402
Total	269,182,502	48,900	–	269,231,402
Treasury stock				
Common stock	31,836	84	–	31,920
Total	31,836	84	–	31,920

Note 1. Increase of common stock outstanding is a result of the execution of new-share purchase rights as stock options.

2. Increase of treasury stock is a result of the purchase of odd-lot shares.

2. New-share purchase rights

No relevant items.

3. Dividends

(1) Dividend payment

Date of resolution	Ordinary General Meeting of Shareholders held on June 24, 2007
Type of shares	Common stock
Amount of dividend payment	6,190 million yen
Dividends per share	23.00 yen
Date of record for dividends	March 31, 2007
Effective date	June 25, 2007

Year ended March 31, 2007

1. Types and number of outstanding shares and treasury stock

(Number of shares)

	Number of shares as of March. 31, 2006	Number of shares increased in the year ended March 31, 2007	Number of shares decreased in the year ended March 31, 2007	Number of shares as of March 31, 2007
Outstanding shares				
Common stock	268,281,485	901,017	–	269,182,502
Total	268,281,485	901,017	–	269,182,502
Treasury stock				
Common stock	31,426	410	–	31,836
Total	31,426	410	–	31,836

Note 1. Increase of common stock outstanding is a result of the execution of new-share purchase rights as stock options.

2. Increase of treasury stock is a result of the purchase of odd-lot shares.

2. New-share purchase rights

No relevant items.

3. Dividends

(1) Dividend payment

Date of resolution	Ordinary General Meeting of Shareholders held on June 25, 2006
Type of shares	Common stock
Amount of dividend payment	6,194 million yen
Dividends per share	23.09 yen
Date of record for dividends	March 31, 2006
Effective date	June 26, 2006

(2) Dividends for which effective date is in the year ending March 31, 2008

Date of resolution	Ordinary General Meeting of Shareholders held on June 24, 2007
Type of shares	Common stock
Source of dividends	Earned surplus
Amount of dividend payment	6,190 million yen
Dividends per share	23.00 yen
Date of record for dividends	March 31, 2007
Effective date	June 25, 2007

(Notes to consolidated interim statement of cash flows)

Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
1 The reconciliation between cash and cash equivalents and the balance of cash in hand and at banks presented in the consolidated interim balance sheet is as follows. (As of September 30, 2006) (Millions of Yen) Cash and bank deposits 26,931 Cash in trust (※) 60,000 Cash and cash equivalents 86,931 (※) Cash in trust whose purpose is to segregate guarantee money is excluded.	1 The reconciliation between cash and cash equivalents and the balance of cash in hand and at banks presented in the consolidated interim balance sheet is as follows. (As of September 30, 2007) (Millions of Yen) Cash and bank deposits 22,412 Cash in trust 51,100 Cash in trust whose purpose is to segregate guarantee money (13,000) Cash and cash equivalents 60,512	1 The reconciliation between cash and cash equivalents and the balance of cash in hand and at banks presented in the consolidated balance sheet is as follows. (As of March 31, 2007) (Millions of Yen) Cash and bank deposits 16,137 Cash in trust 75,700 Cash in trust whose purpose is to segregate guarantee money (16,000) Cash and cash equivalents 75,837

(Segment information)

Information related to operations in different industries has been omitted as the Company and its consolidated subsidiary operate predominately in the investment and financing service industry. The Company's primary business activities include brokerage, underwriting and distribution and trading of securities, and over 90% of the operating revenue or operating income of the Company and its consolidated subsidiary are related to the investment and financing service industry.

Information related to geographic areas and export sales has been omitted, as the Company and its consolidated subsidiary do not hold overseas revenues nor overseas branches.

(Per share information)

Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Net assets per share 253.14 Yen Net income per share 24.51 Yen Fully diluted earnings per share 21.90 Yen	Net assets per share 280.60 Yen Net income per share 27.04 Yen Fully diluted earnings per share 24.16 Yen	Net assets per share 279.70 Yen Net income per share 50.02 Yen Fully diluted earnings per share 44.73 Yen

Note: Calculation basis of per share information is as follows:

1 Net assets per share

Items	September 30, 2006	September 30, 2007	March 31, 2007
Total net assets on the balance sheets (Millions of Yen)	68,042	75,539	75,281
Net assets attributed to common stock (Millions of Yen)	68,042	75,539	75,281
Breakdown of difference (Millions of Yen)	–	–	–
Number of common stock outstanding (Thousands of shares)	268,824	269,231	269,183
Number of common stock held in treasury (Thousands of shares)	32	32	32
Number of common stock included in the calculation of net assets per share (Thousands of shares)	268,792	269,199	269,151

2 Net income and fully diluted earnings per share

Items	Six months ended September 30, 2006	Six months ended September 30, 2007	Year ended March 31, 2007
Net income on the statements of income (Millions of Yen)	6,582	7,279	13,444
Net income attributed to common stock (Millions of Yen)	6,582	7,279	13,444
Net income not attributed to common stock (Millions of Yen)	–	–	–
Average number of common stock outstanding (Thousands of shares)	268,484	269,189	268,771
Breakdown of increase of common stock considered in the calculation of fully diluted earnings per share (Thousands of shares) New share purchase rights (Thousands of shares)	32,019	32,055	31,783
Increase of common stock (Thousands of shares)	32,019	32,055	31,783
Number of new-share purchase rights or others without dilution effects which are not considered in the calculation of fully diluted earnings per share	New-share purchase rights of the resolution of general shareholders' meeting (June 27, 2004) (Number of new-share purchase rights: 1,870, Number of shares to be issued by the new-share purchase rights: 561,000)	New-share purchase rights of the resolution of general shareholders' meeting (June 27, 2004) (Number of new-share purchase rights: 1,645, Number of shares to be issued by the new-share purchase rights: 493,500)	New-share purchase rights of the resolution of general shareholders' meeting (June 27, 2004) (Number of new-share purchase rights: 1,830, Number of shares to be issued by the new-share purchase rights: 549,000)

(Subsequent events)

No relevant items.

(Others)

The notes regarding "Lease transactions", "Securities", "Derivatives transactions", "Stock options" and "Business combinations" are omitted because those notes have low materiality in this disclosure.

(Reference)

Summary of Quarterly Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the year ended Mar. 31, 2007 ('06. 4. 1 - '06. 6.30)	2Q of the year ended Mar. 31, 2007 ('06. 7. 1 - '06. 9.30)	3Q of the year ended Mar. 31, 2007 ('06.10. 1 - '06.12.31)	4Q of the year ended Mar. 31, 2007 ('07.1. 1 - '07.3.31)	Total for the year ended Mar. 31, 2007 ('06. 4. 1 - '07. 3.31)
Operating revenues	11,820	9,805	10,000	12,066	43,691
Commissions	7,524	5,989	5,520	7,902	26,936
Net gain (loss) on trading	(1)	(76)	2	2	(73)
Interest and dividend income	4,297	3,891	4,478	4,162	16,828
Interest expenses	700	771	689	823	2,984
Net operating revenues	11,120	9,033	9,311	11,243	40,708
Selling, general and administrative expenses	4,666	4,426	4,547	4,520	18,160
Transaction related expenses	1,368	1,306	1,258	1,250	5,182
Employees' compensation and benefits	452	499	555	493	1,998
Occupancy and rental	90	93	110	117	409
Data processing and office supplies	2,309	2,094	2,209	2,236	8,848
Depreciation	288	305	321	339	1,252
Duties and taxes other than income taxes	80	72	66	67	284
Provision of allowance for doubtful accounts	—	—	—	—	—
Others	80	58	29	19	186
Operating income	6,454	4,607	4,764	6,722	22,547
Non-operating income and expenses	53	93	7	20	172
Ordinary income	6,507	4,700	4,770	6,742	22,720
Special profits and losses	(117)	33	107	(168)	(145)
Income before income taxes	6,390	4,733	4,877	6,574	22,575
Income taxes-current	1,806	2,110	1,908	2,896	8,720
Income taxes-deferred	780	(155)	106	(320)	411
Net income	3,804	2,778	2,864	3,999	13,444

(Millions of Yen)

Item	1Q of the year ends Mar. 31, 2008 ('07. 4. 1 - '07. 6.30)	2Q of the year ends Mar. 31, 2008 ('07. 7. 1 - '07. 9.30)	Total for the six months ended Sep. 30, 2007 ('07. 4. 1 - '07. 9.30)
Operating revenues	11,235	10,860	22,095
Commissions	6,626	6,499	13,125
Net gain (loss) on trading	2	1	2
Interest and dividend income	4,607	4,361	8,968
Interest expenses	919	967	1,886
Net operating revenues	10,316	9,893	20,209
Selling, general and administrative expenses	5,034	3,628	8,662
Transaction related expenses	1,132	1,159	2,291
Employees' compensation and benefits	569	556	1,125
Occupancy and rental	110	109	219
Data processing and office supplies	1,931	1,610	3,542
Depreciation	292	265	557
Duties and taxes other than income taxes	76	65	141
Provision of allowance for doubtful accounts	856	(169)	687
Others	67	32	99
Operating income	5,282	6,265	11,547
Non-operating income and expenses	76	(1)	76
Ordinary income	5,359	6,264	11,623
Special profits and losses	1,023	(91)	932
Income before income taxes	6,381	6,173	12,555
Income taxes-current	2,879	2,788	5,668
Income taxes-deferred	(203)	(188)	(392)
Net income	3,705	3,574	7,279

5. Non-Consolidated Interim financial statements

[1] Non-consolidated interim balance sheets

		September 30, 2006			September 30, 2007			March 31, 2007		
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Assets)										
I Current Assets										
Cash and bank deposits			26,737			22,179			15,914	
Cash segregated as deposits			262,006			234,012			268,026	
Cash in trust			75,000			51,100			75,700	
Trading assets:			–			914			1	
Trading securities and others		–			36			1		
Derivatives		–			878			–		
Net receivables arising from pre-settlement date trades			13			0			174	
Margin account assets:			433,832			315,981			433,446	
Loans receivable from customers		430,208			314,360			430,420		
Cash deposited as collateral for securities borrowed from securities finance companies		3,624			1,620			3,026		
Receivables on collateralized securities transactions:			1,773			447			1,508	
Cash deposited as collateral for securities borrowed		1,773			447			1,508		
Receivables from customers and others			61			108			34	
Short-term guarantee deposits			16,920			34,760			28,436	
Others			7,433			9,203			8,868	
Allowance for doubtful accounts			(281)			(379)			(281)	
Total current assets			823,494	99.1		668,324	98.9		831,825	99.1
II Fixed assets										
1 Tangible fixed assets			758	0.1		721	0.1		758	0.1
2 Intangible assets			2,944	0.4		3,395	0.5		2,949	0.3
Software		2,917			3,376			2,926		
Others		27			19			23		
3 Investments and others			3,712	0.4		3,430	0.5		3,882	0.5
Investment securities		1,691			361			1,882		
Shares of affiliated companies		450			450			450		
Others		2,181			3,837			2,178		
Allowance for doubtful accounts		(610)			(1,217)			(628)		
Total fixed assets			7,415	0.9		7,546	1.1		7,588	0.9
Total assets			830,908	100.0		675,871	100.0		839,414	100.0

		September 30, 2006			September 30, 2007			March 31, 2007		
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Liabilities)										
I Current liabilities										
Trading liabilities:			–			655			–	
Trading securities and others		–			10			–		
Derivatives		–			645			–		
Margin account liabilities:			102,107			38,466			79,476	
Loans from securities finance companies		69,549			13,585			47,081		
Proceeds of securities sold on customers' account		32,558			24,880			32,396		
Payables on collateralized securities transactions:			86,234			42,505			86,038	
Cash deposits as collateral for securities loaned		86,234			42,505			86,038		
Deposits received			137,337			131,549			146,841	
Guarantee money received			174,435			164,161			171,506	
Suspense account for undelivered securities			16			32			–	
Short-term borrowings			119,915			95,810			157,093	
Commercial paper			8,000			–			1,000	
Bonds due within one year			10,000			–			–	
Accrued income taxes			3,975			5,744			4,917	
Accrued bonuses			68			63			82	
Others			2,432			2,828			2,283	
Total current liabilities			644,520	77.5		481,813	71.3		649,236	77.3
II Long-term liabilities										
Bonds			40,000			40,000			40,000	
Convertible bonds			39,800			39,800			39,800	
Long-term borrowings			35,310			35,000			31,550	
Reserve for retirement bonuses for directors and auditors			206			206			206	
Total long-term liabilities			115,316	13.9		115,006	17.0		111,556	13.3
III Statutory reserves										
Reserve for securities transactions			3,098			3,577			3,399	
Total statutory reserves			3,098	0.4		3,577	0.5		3,399	0.4
Total liabilities			762,933	91.8		600,396	88.8		764,192	91.0

Item	Note	September 30, 2006 Millions of Yen		%	September 30, 2007 Millions of Yen		%	March 31, 2007 Millions of Yen		%
(Net assets)										
I Shareholders' equity										
1 Common stock			11,825	1.4		11,936	1.8		11,922	1.4
2 Capital surplus										
(1) Additional paid-in capital		9,673			9,784			9,770		
Total capital surplus			9,673	1.2		9,784	1.4		9,770	1.2
3 Earned surplus										
(1) Earned surplus reserves		159			159			159		
(2) Other earned surplus										
Special purpose reserves		4,250			4,250			4,250		
Earned surplus carried forward		41,409			49,363			48,279		
Total earned surplus			45,818	5.5		53,771	8.0		52,688	6.3
4 Treasury stock			(22)	(0.0)		(22)	(0.0)		(22)	(0.0)
Total shareholders' equity			67,294	8.1		75,468	11.2		74,357	8.9
II Valuation and translation adjustments										
1 Net unrealized gain (loss) on investment securities, net of taxes			681			6			865	
Total valuation and translation adjustments			681	0.1		6	0.0		865	0.1
Total net assets			67,975	8.2		75,475	11.2		75,222	9.0
Total liabilities and net assets			830,908	100.0		675,871	100.0		839,414	100.0

[2] Non-consolidated interim statements of income

Item	Note	Six months ended September 30, 2006 Millions of Yen		%	Six months ended September 30, 2007 Millions of Yen		%	Year ended March 31, 2007 Millions of Yen		%
I Operating revenues										
Commissions			13,513			13,125			26,936	
Brokerage commissions		12,234			11,838			24,386		
Underwriting and selling commissions		37			7			58		
Subscription and distribution commissions		2			1			24		
Others		1,240			1,279			2,468		
Net gain (loss) on trading			(77)			2			(73)	
Interest and dividend income			8,188			8,968			16,828	
Total operating revenues			21,625	100.0		22,095	100.0		43,691	100.0
II Interest expenses			1,471			1,886			2,984	
Net operating revenues			20,154	93.2		20,209	91.5		40,708	93.2
III Selling, general and administrative expenses										
Transaction related expenses		2,674			2,291			5,182		
Employees' compensation and benefits		948			1,123			1,994		
Occupancy and rental		192			228			428		
Data processing and office supplies		4,403			3,542			8,848		
Depreciation		590			555			1,248		
Duties and taxes other than income taxes		149			138			280		
Provision of allowance for doubtful accounts		–			687			–		
Others		137			98			185		
Total selling, general and administrative expenses			9,093	42.1		8,663	39.2		18,163	41.6
Operating income			11,060	51.1		11,546	52.3		22,544	51.6
IV Non-operating income										
Compensation income for damages		94			6			96		
Dividend income		56			58			63		
Others		4			16			30		
Total non-operating income			153	0.7		80	0.4		189	0.4
V Non-operating expenses										
Others		12			9			24		
Total non-operating expenses			12	0.0		9	0.1		24	0.0
Ordinary income			11,202	51.8		11,618	52.6		22,709	52.0

Item	Note	Six months ended September 30, 2006 Millions of Yen		%	Six months ended September 30, 2007 Millions of Yen		%	Year ended March 31, 2007 Millions of Yen		%
Ⅵ Special profits										
Gain on sales of investment securities		–			1,110			332		
Reversal of allowance for doubtful accounts		218			–			200		
Total special profits			218	1.0		1,110	5.0		532	1.2
Ⅶ Special losses										
Loss on sales and disposals of property and equipment		0			0			7		
Provision for statutory reserves		302			178			604		
Devaluation loss on telephone subscription rights		0			–			0		
Others		–			0			51		
Total special losses			303	1.4		178	0.8		662	1.5
Income before income taxes			11,118	51.4		12,550	56.8		22,579	51.7
Income taxes - current		3,914			5,667			8,720		
Income taxes - deferred		625	4,539	21.0	(392)	5,275	23.9	410	9,130	20.9
Net income			6,579	30.4		7,274	32.9		13,449	30.8

[3] Non-consolidated interim statements of changes in net assets

(Six months ended September 30, 2006) (Millions of Yen)

	Shareholders' equity									
	Common stock	Capital surplus		Earned surplus				Treasury stock	Total shareholders' equity
		Capital reserve	Total Capital surplus	Earned reserve	Other earned surplus		Total Earned surplus		
					Special purpose reserves	Earned surplus carried forward			
Balance as of Mar. 31, 2006	11,750	9,598	9,598	159	4,250	41,024	45,433	(22)	66,760
Changes in the current term									
Issuance of new shares	75	75	75						150
Dividends from earned surplus						(6,194)	(6,194)		(6,194)
Net income						6,579	6,579		6,579
Purchase of treasury stock								(0)	(0)
Net change of items other than shareholders' equity									
Total changes in the current term	75	75	75	—	—	385	385	(0)	534
Balance as of Sep. 30, 2006	11,825	9,673	9,673	159	4,250	41,409	45,818	(22)	67,294

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of Mar. 31, 2006	822	822	67,581
Changes in the current term			
Issuance of new shares			150
Dividends from earned surplus			(6,194)
Net income			6,579
Purchase of treasury stock			(0)
Net change of items other than shareholders' equity	(141)	(141)	(141)
Total changes in the current term	(141)	(141)	394
Balance as of Sep. 30, 2006	681	681	67,975

(Six months ended September 30, 2007) (Millions of Yen)

	Shareholders' equity								
	Common stock	Capital surplus		Earned surplus				Treasury stock	Total shareholders' equity
		Capital reserve	Total Capital surplus	Earned reserve	Other earned surplus		Total Earned surplus		
					Special purpose reserves	Earned surplus carried forward			
Balance as of Mar. 31, 2007	11,922	9,770	9,770	159	4,250	48,279	52,688	(22)	74,357
Changes in the current term									
Issuance of new shares	14	14	14						27
Dividends from earned surplus						(6,190)	(6,190)		(6,190)
Net income						7,274	7,274		7,274
Purchase of treasury stock								(0)	(0)
Net change of items other than shareholders' equity									
Total changes in the current term	14	14	14	–	–	1,084	1,084	(0)	1,111
Balance as of Sep. 30, 2007	11,936	9,784	9,784	159	4,250	49,363	53,771	(22)	75,468

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of Mar. 31, 2007	865	865	75,222
Changes in the current term			
Issuance of new shares			27
Dividends from earned surplus			(6,190)
Net income			7,274
Purchase of treasury stock			(0)
Net change of items other than shareholders' equity	(858)	(858)	(858)
Total changes in the current term	(858)	(858)	252
Balance as of Sep. 30, 2007	6	6	75,475

(Year ended March 31, 2007) (Millions of Yen)

	Shareholders' equity								
	Common stock	Capital surplus		Earned surplus				Treasury stock	Total shareholders' equity
		Capital reserve	Total Capital surplus	Earned reserve	Other earned surplus		Total Earned surplus		
					Special purpose reserves	Earned surplus carried forward			
Balance as of Mar. 31, 2006	11,750	9,598	9,598	159	4,250	41,024	45,433	(22)	66,760
Changes in the current year									
Issuance of new shares	172	172	172						344
Dividends from earned surplus						(6,194)	(6,194)		(6,194)
Net income						13,449	13,449		13,449
Purchase of treasury stock								(0)	(0)
Net change of items other than shareholders' equity									
Total changes in the current year	172	172	172	–	–	7,255	7,255	(0)	7,598
Balance as of Mar. 31, 2007	11,922	9,770	9,770	159	4,250	48,279	52,688	(22)	74,357

	Valuation and translation adjustments		Total net assets
	Net unrealized gain (loss) on investment securities, net of taxes	Total valuation and translation adjustments	
Balance as of Mar. 31, 2006	822	822	67,581
Changes in the current year			
Issuance of new shares			344
Dividends from earned surplus			(6,194)
Net income			13,449
Purchase of treasury stock			(0)
Net change of items other than shareholders' equity	43	43	43
Total changes in the current year	43	43	7,641
Balance as of Mar. 31, 2007	865	865	75,222

END